PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 2054
Stop 3-9


03024730

Budapest, July 1st, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér

dlw 7/22

Enclosure

Extraordinary Announcement

Registry of Britton-Kartonpack into the Register of Shareholders

Pannonplast Plc informs its shareholders that on 27th June, 2003 Britton Capital Consulting Kft advised Pannonplast about the purchase of 215 000 Pannonplast shares from Kartonpack Dobozipari Rt. The change has been entered by the company into the Register of Shareholders.

Budapest, 1st July, 2003

Dr. Erzsébet Fehér
President of the Board of Directors